SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: December 15, 2010
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F-☐ Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐ No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)
Enclosed:
Material Change Report

Form 51-102F3
Material Change Report
1.	REPORTING ISSUER
Ivanhoe Mines Ltd. (the “Company”)
654 — 999 Canada Place
Vancouver, British Columbia
V6C 3E1
2.	DATE OF MATERIAL CHANGE
December 10, 2010
3.	NEWS RELEASE
The news release was issued on December 13, 2010 and was disseminated through the facilities of recognized newswire services.
4.	SUMMARY OF MATERIAL CHANGE
The Company’s board of directors approved a U.S.$2.3 billion capital budget for 2011 (the “2011 Budget”) in respect of the Oyu Tolgoi copper and gold project in Mongolia (the “OT Project”). The 2011 Budget forms part of the current estimate of approximately U.S.$4.5 billion in capital expenditures that will be required to be incurred between 2011 and 2013 to complete the 100,000-tonne-per day first phase of the OT Project.
5.	FULL DESCRIPTION OF MATERIAL CHANGE
The Company’s board of directors approved the 2011 Budget for the OT Project. The 2011 Budget contemplates the following expenditures:
•
U.S.$561 million for the copper-gold concentrator, which will see complete enclosure of the building, completion of steel work for the overland ore conveyor, installation of one of four ball mills and installation of all material-handling equipment in the pebble crusher.

•	U.S.$186 million to purchase the initial mining fleet of trucks, shovels and ancillary equipment, and to start pre-stripping of the Southern Oyu open-pit mine.
•
U.S.$713 million for project infrastructure and electrical power, including completion of the central substation, completion of the process-water supply, completion of the truck maintenance shop and phases one and two of the operations camp.

•
U.S.$211 million for ongoing underground mine development at the Hugo North Deposit and construction of the headframe on Shaft #2 and further sinking of Shaft #2, which are critical elements of the development of the block-cave mine planned to begin production in 2015.

The 2011 Budget was approved after the board of directors of the Company, the board of directors of Oyu Tolgoi LLC the Rio Tinto/Ivanhoe Technical Committee completed a series of reviews of the estimated capital expenditure requirements through to project completion. These reviews included cash requirements from January 1, 2011 for:
•	completion of the Southern Oyu open-pit mine;

•	completion of the 100,000-tonne-per-day concentrator;
•
advancing construction on elements of the Hugo North underground mine, including the Shaft #2 headframe, sinking of Shaft #2, completion of final design and ongoing development of the underground mine.

Total capital required for phase one from January 1, 2011, to the start of commissioning of the ore processing plant, which is planned for the second half of 2012, is projected to be approximately U.S.$3.5 billion. This includes approximately U.S.$2.9 billion to complete construction of the Southern Oyu open-pit mine, processing plant and essential infrastructure, including electricity, water, roads, a paved airport runway and Mongolian-designed passenger terminal. It also includes taxes and continued underground development of the phase-two Hugo North mine.
The commissioning is expected to be followed later in 2012 by initial phase-one production, and then by commercial production during the first half of 2013. Capital required from January 1, 2011, through to completion of the phase-one, 100,000-tonne-per-day project is expected to total approximately US$4.5 billion. This estimate makes no allowance for potential revenues from the sale of copper-gold concentrate produced from the milling of a projected nine million tonnes of stockpiled ore in the weeks of initial production in 2012.
OT Project Phase One
Estimated Future Capital Requirements to Initial Production
(2011-2013)
(numbers have been rounded)

Year	Estimated Expenditure
	(U.S. billions)
2011	$2.3	(1)
2012(2)	$2.0	(3)
2013(4)	$0.2	(5)
TOTAL:	$4.5
The 2011-2013 estimate also includes a total of U.S.$1 billion that has been allocated to cover:
•	VAT payments to the Mongolian government (U.S.$377 million);

(1)	Includes $172 million of value-added tax (“VAT”) and $48 million of customs duties and taxes.

(2)	Projected initial OT Project production Q4, 2012

(3)	Includes $195 million of VAT and $54 million of customs duties and taxes.

(4)	Projected commercial production H1, 2013

(5)	Includes $10 million of VAT and $2 million of customs duties and taxes.

•	customs duties and other taxes (U.S.$104 million);
•	contingency allowances (U.S.$403 million); and
•	escalation allowances (U.S.$159 million).
Individual contracts and sub-contracts also have built-in contingency and escalation allowances. By the end of 2010, it is expected that capital expenditures on the progress of the OT Project’s development will have totalled US$1.4 billion (including 38 million of VAT and $9 million of customs duties and taxes).
The U.S.$4.5 billion phase one capital costs projected between 2011 and 2013 include an allocation of U.S.$498 million, not including taxes and other associated costs, to continue ongoing development work on the Hugo North underground mine that will form the second phase of the OT Project’s planned production.
One key item is the ongoing construction of the 31-storey-high Shaft #2 headframe and sinking of the 10-metre-diameter, concrete-lined shaft. Shaft #2 is the first production shaft and the key personnel and materials shaft for the Hugo North block-cave mine, considered a key value driver for the OT Project.
Phase one capital costs are also expected to cover the underground lateral development program, geotechnical program and mine planning and expansion studies through to mid-2012. Final design of the underground mine is set for 2012, when decisions are expected to be made about optimum production rates from the underground mine.
Capital spending to the end of 2010 will have included U.S.$337 million spent on underground-mine development off Shaft #1.
Engineering and construction to date has taken into account the need to accommodate a major increase in ore processing capacity in the future while minimizing potential disruption to operations that are then expected to be underway and, to the extent possible, allowances have been made for future expansion with a view to minimizing its impact on operations. Current plans call for initial production of 100,000 tonnes of ore per day, which is expected to increase to between 150,000 and 160,000 tonnes per day when ore from the underground mine becomes available.
To facilitate this expansion:
•	a third reclaim tunnel is being constructed to increase the capacity to feed ore to the concentrator by 50% to 60% over the anticipated initial rate of production;
•	a pipeline has been constructed that, with minor modifications, can supply water for processing up to 160,000 tonnes a day;
•	space has been added in the flotation area of the concentrator;
•	other equipment has been installed to handle higher production; and
•	studies examining options to process additional underground ore and stockpiled open-pit ore are ongoing.

The 2011 Budget and the current estimate of the amount of capital expenditures that will be required to be incurred to complete the 100,000-tonne-per day first phase of the OT Project represent estimates only and are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These estimates, however, are subject to a variety of risks and uncertainties and other factors that could cause actual expenditures to differ materially from those estimated. Important factors that could cause actual expenditures to differ from those estimated estimates include those described under the heading “Risk Factors” in the Company’s Annual Information Form.
6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102
Not applicable
7.	OMITTED INFORMATION
No information has been intentionally omitted from this form.
8.	EXECUTIVE OFFICER
The name and business number of the executive officer of the Company who is knowledgeable of the material change and this report is:
Beverly Bartlett
654 — 999 Canada Place
Vancouver, British Columbia
V6C 3E1
Telephone: (604) 688-5755
9.	DATE OF REPORT
DATED at Vancouver, British Columbia this 14th day of December, 2010.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: December 15, 2010	By:	/s Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary